

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via Facsimile
Gregory Slome
Chief Financial Officer
Sparton Corporation
425 N. Martingale Road, Suite 2050
Schaumburg, IL 60173

> **Re: Sparton Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 8, 2010**
> **File No. 001-1000**

Dear Mr. Slome:

We have reviewed your letter dated March 30, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2011.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1A. Risk Factors

"We are dependent on a few large customers…," page 10

1.   Consistent with your response to prior comment 2, please revise future filings to describe in further detail the nature of your relationships with the U.S. Navy, Siemens, Goodrich, and any other significant sources of revenue. See Item 101(h)(4)(vi) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 9. Commitments and Contingencies, page F-24

2.   We note your response to our prior comment 7 where you indicate that additional losses, if any, "would most likely not be material" and yet you also state any "potential additional loss cannot be estimated."   Please confirm for us that the company has performed an analysis to determine if there are reasonably possible losses that may have been incurred related to the Coors Road property and that you continue to analyze this issue on a regular basis. Further, as a result of your analysis, tell us specifically whether it is reasonably possible that additional losses may have been incurred and if so either, (a) disclose the range of such losses; (b) state that such amounts could not be determined; or (c) assert that such amounts are not material.

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief